                          Office of Thrift Supervision
                           Department of the Treasury
                                  1700 G Street
                             Washington, D. C. 20552


                                    FORM 10-Q



                   QUARTERLY REPORT UNDER SECTION 18 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.


For Quarter Ended:  December 31, 1996            Commission file Number:  3175

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA

                State of Georgia          IRS Employer No. 58-0175025

                Address:  777 Gloucester Street, Brunswick, Georgia 31520

                Telephone:  912-265-1410

                APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
                  PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes___ No___

         APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

                  1,528,250 shares as of February 13, 1997

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ____

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                                 AND SUBSIDIARY



                                                                       Page No.

         PART I
Financial Information

                     Consolidated  Statements of Financial                  2
                     Condition at December 31, 1996
                     and September 30, 1996

                     Consolidated Statements of Income                      3
                     for the three months ended
                     December 31, 1996 and 1995

                     Consolidated Statements of Stockholders' Equity        4
                     for the three months ended December 31, 1996
                     and 1995

                     Consolidated Statements of Cash Flows                  5
                     for the three months ended December 31, 1996
                     and 1995

                     Notes to Consolidated Financial Statements             6-9

                     Management's Discussion and Analysis of
                     Interim Financial Statements                          10-15

         PART II     Other Information                                     16

                              Signatures                                   17

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                       December 31          September 30
                                                                          1996                    1996
                                                                       (Unaudited)

                                                                   ------------------     -------------------
ASSETS
Cash and due from banks                                            $       5,699,841      $        4,788,450
Interest bearing deposits in other banks                                   4,753,220              10,504,682
Federal funds sold and securities
  purchased under agreements to resell                                     4,627,000                 545,000
Securities available for sale                                             13,789,138              16,364,023
Loans, net                                                               218,661,526             209,868,046
Excess servicing fees receivable                                             135,415                 159,109
Real estate owned                                                            656,547                 954,904
Premises and equipment, net                                                1,965,493               1,994,142
Federal Home Loan Bank Stock                                               1,598,700               1,598,700
Accrued interest:
  Loans                                                                    1,396,844               1,583,448
  Investments                                                                196,964                 172,297
Other assets                                                                 631,117                 584,643
                                                                   ------------------       -----------------
     TOTAL ASSETS                                                  $     254,111,805      $      249,117,444
                                                                   ==================     ===================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Commercial checking accounts                                     $      19,127,933      $       13,561,385
  NOW accounts                                                            35,103,701              35,293,128
  Savings accounts                                                        20,300,774              20,598,108
  Money market deposit accounts                                            8,617,331              10,571,845
  Certificates of deposit                                                137,060,264             138,051,393
                                                                   ------------------     -------------------
     Total deposits                                                      220,210,003             218,075,859
Advances from the Federal Home Loan Bank
  and other borrowed money                                                 5,500,000               1,500,000
Advance payments by borrowers for taxes
  and insurance                                                              155,469               1,251,325
Accrued expenses and other liabilities                                       727,941               2,192,353
Deferred income taxes                                                        652,271                  72,822
                                                                   ------------------     -------------------
     Total liabilities                                                   227,245,684             223,092,359
                                                                   ------------------     -------------------
Commitments and Contingencies
Stockholders' Equity
   Common stock $1 par value;
     4,000,000 shares authorized,
     1,499,939 shares issued and outstanding
     at December 31, 1996 and September 30, 1996                           1,499,939               1,499,939
  Additional paid-in capital                                               1,550,208               1,550,208
  Unrealized loss on investments available for sale                          (20,496)               (162,967)
  Retained earnings                                                       23,836,470              23,137,905
                                                                   ------------------     -------------------
    Total stockholders' equity                                            26,866,121              26,025,085
                                                                   ------------------     -------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $     254,111,805      $      249,117,444
                                                                   ==================     ===================



                   See Notes to unaudited financial statements

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)


                                                                          Three Months Ended
                                                                              December 31
                                                                  ------------------------------------
                                                                          1996              1995
                                                                    ----------------  ----------------
INTEREST INCOME:
  Interest on loans and mortgage-backed securities                  $     4,817,977   $     4,471,592
  Interest on investment securities                                         130,293           239,203
  Interest on federal funds sold and securities
   purchased under agreements to resell                                     145,397           320,885
  Dividends on Federal Home Loan Bank stock                                  29,135            29,574
                                                                    ----------------  ---------------
                      Total interest income                               5,122,802         5,061,254
                                                                    ----------------  ----------------

INTEREST EXPENSE:
  Interest on deposits                                                    2,423,096         2,696,236
  Interest on advances from the FHLB
   and other borrowed money                                                  34,497            39,658
                                                                    ----------------  ----------------
                     Total interest expense                               2,457,593         2,735,894
                                                                    ----------------  ----------------

NET INTEREST INCOME                                                       2,665,209         2,325,360
PROVISION FOR LOAN LOSSES                                                    60,000            60,000
                                                                    ----------------  ----------------
NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                                        2,605,209         2,265,360
                                                                    ----------------  ----------------
NONINTEREST INCOME:
  Service charges and other fees                                            578,863           530,675
  Net gain on sale of loans                                                  55,204            49,818
  Net loss on sale of securities                                            (30,245)           (5,396)
  Other                                                                      41,273            36,751
                                                                    ----------------  ----------------
                    Total noninterest income                                645,095           611,848
                                                                    ----------------  ----------------

NONINTEREST EXPENSE:
  Salaries and related benefits                                             975,616           935,350
  Net occupancy and equipment expense                                       212,438           240,459
  Data processing and outside service fees                                   99,690           123,087
  Telephone and postage                                                      75,137            63,026
  Advertising                                                                34,635            25,836
  Federal insurance premiums                                                 58,554           123,368
 (Income)expense from real estate owned, net                                 (7,224)           10,529
  Other                                                                     267,905           245,011
                                                                    ----------------  ----------------
                     Total noninterest expense                            1,716,751         1,766,666
                                                                    ----------------  ----------------

INCOME BEFORE INCOME TAXES                                                1,533,553         1,110,542

PROVISION FOR INCOME TAXES                                                  550,000           401,500
                                                                    ----------------  ----------------

NET INCOME                                                          $       983,553   $       709,042
                                                                    ================  ================

EARNINGS PER SHARE                                                  $           .65   $           .47
                                                                    ================  ================



     1.Earnings per share is calculated based on the weighted average common shares and common share equivalents outstanding during the period.

                  See Notes to unaudited financial statements.

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (Unaudited)



                                                                  Three Months Ended December 31
                                                                   1996                      1995
                                                            ------------------         -----------------

Stockholders' Equity, beginning of period                   $      26,025,085          $     25,506,415

Net income for the three months ended December 31                     983,553                   709,042

Stock Options exercised                                                     0                         0

Cash Dividends paid on Common Stock                                  (284,988)                 (539,978)

Change in net unrealized appreciation on securities
  available for sale, net of taxes                                    142,471                   177,466

                                                            ==================         =================
Stockholders' Equity, December 31                           $      26,866,121          $     25,852,945
                                                            ==================         =================



                  See Notes to unaudited financial statements.

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 1996 AND 1995
                                   (Unaudited)




CASH FLOWS FROM OPERATING ACTIVITIES:                                          1996                   1995
                                                                       -------------------    -------------------
Interest received on loans                                             $        4,766,666     $        4,210,680
Interest received on mortgage-backed securities                                   136,534                278,800
Interest and dividends received on other investment securities                    174,532                350,459
Interest received on investment securities                                        105,626                300,801
Loan fees collected                                                               226,534                171,378
Service charges on deposit accounts                                               403,137                361,882
Other fees collected                                                              227,779                238,373
Interest paid on deposits                                                      (2,433,187)            (2,658,074)
Payments for salaries and related benefits                                     (1,180,505)              (863,685)
Payment for general and administrative expenses                                (1,981,809)              (583,718)
Income taxes paid, net                                                                  0                (60,000)
Interest paid on borrowings                                                       (34,497)               (39,658)
                                                                         -----------------      -----------------
  Net cash provided by operating activities                                       410,810              1,707,238
                                                                       -------------------    -------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of first mortgage loans                                     2,291,804              3,163,076
Proceeds from sales and maturities of investment securities                             0              3,756,902
Principal collected on loans and mortgage-backed securities                    24,692,578             19,508,090
Purchase of mortgage-backed securities                                                  0             (7,581,454)
Loans funded                                                                  (36,386,603)           (30,259,963)
Purchase of premises and equipment (net)                                          (45,865)               (40,686)
Proceeds or deposits received from sale of
  real estate owned                                                                20,000                      0
Proceeds from the sale of mortgage-backed securities                            4,996,708                      0
Decrease in advance payments by borrowers for
  taxes and insurance                                                          (1,095,856)              (952,573)
Other, net                                                                     (1,490,803)              (672,964)
                                                                       -------------------    -------------------
  Net cash used in investing activities                                        (7,018,037)           (13,079,572)
                                                                       -------------------    -------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase(decrease) in:
   Commercial checking accounts                                                 5,566,548                784,233
   NOW accounts                                                                  (189,427)               (39,983)
   Savings and money market accounts                                           (2,251,848)              (286,645)
Proceeds from issuance of certificates of deposit                              55,827,832             57,743,785
Payments for maturing certificates of deposit                                 (56,818,961)           (58,951,311)
Proceeds from other borrowed money                                              4,000,000             12,000,000
Dividends paid on common stock                                                   (284,988)              (539,978)
                                                                       -------------------    -------------------
  Net cash provided by financing activities                                     5,849,156             10,710,101
                                                                       -------------------    -------------------
  Net decrease in cash and cash equivalents                                      (758,071)              (662,233)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                               15,838,132             29,304,497
                                                                       -------------------    -------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             $       15,080,061     $       28,642,264
                                                                       ===================    ===================

NET INCOME                                                             $          983,553     $          709,042
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation                                                                       74,514                 86,896
Provision for loan losses                                                          60,000                 60,000
Expense from real estate owned, net                                                45,182                 20,528
Loan and excess servicing fees deferred, net                                        1,692                    710
Decrease in interest receivable                                                   161,937                163,004
Increase(decrease) in interest payable                                            (10,091)               (38,162)
Increase(decrease) in accrued expenses and other liabilities                     (905,977)               628,896
                                                                       -------------------    -------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              $          410,810     $        1,707,238
                                                                       ===================    ===================

Supplemental Information of Noncash Investing Activites:
  Loans exchanged for mortgage-backed securities                       $        2,509,085     $                0
                                                                       ===================    ===================



See Notes to unaudited financial statements.

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                                 AND SUBSIDIARY
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The Bank is a savings bank primarily engaged in the business of obtaining deposits and providing mortgage and other loans to the general public. The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management of First Federal Savings Bank, the financial statements reflect all adjustments necessary to present fairly the financial position of the Bank and the results of operations for the interim periods. The results of operations for the current quarter are not necessarily indicative of the actual results which will be realized for the entire fiscal year. The more significant accounting and reporting policies are discussed below.

Principles of  Consolidation

         The accompanying consolidated financial statements include the accounts of the Bank and its wholly owned subsidiary, First Shelter Service Corporation ("First Shelter"). All significant intercompany balances and transactions have
been  eliminated  in   consolidation.

Interest  Income

         Income on loans and investments is recognized when the interest is earned in order to yield a constant rate of return on funds outstanding.

Loan Fees

         Loan fees and direct costs of originating successful loans are being deferred and amortized, net, as an adjustment to interest yield over the contractual life of the related loan.

Investment Securities and Mortgage-Backed Securities

         Investment securities and mortgage-backed securities are recorded at cost and are adjusted for amortization of premiums and accretion of discounts. Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities", requires that investment securities be classified as either held-to-maturity, trading, or available for sale. Held-to-maturity securities are carried at amortized cost. Trading securities are carried at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in stockholders' equity. All investment securities and mortgage-backed securities were classified as available for sale which decreased stockholders' equity approximately $20,500, net of taxes, as of December 31, 1996.

Securities Purchased (Sold) Under Agreements to Resell(Repurchase)

         Securities purchased under agreements to resell consist primarily of 1- to 30- day investments having as underlying security U. S. Treasury Securities and are carried at cost. These agreements call for the resale of substantially identical securities.

         Securities sold under agreements to repurchase consist primarily of 1- to 30- day borrowings secured by U. S. Treasury Securities and are carried at cost. These agreements call for the repurchase of substantially identical securities.

Real  Estate  Owned

         Real estate acquired through foreclosure is initially recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or estimated fair value.

         Costs  related to holding  real  estate and  charges to write down real
estate  for  subsequent   declines  in  net  realizable  value  are  charged  to
operations.

         Gains on sales of real estate acquired through foreclosure are recognized based upon cash down payment guidelines established by authoritative accounting pronouncements. Under provision of the Internal Revenue Code, gains from the sale of real estate previously acquired through foreclosure by a savings bank are nontaxable.

Depreciation  and  Amortization

         Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets of 20 to 30 years for buildings, 10 years for leasehold improvements, and 3 to 10 years for furniture and equipment.

Loan  Sales and  Excess  Servicing  Fees  Receivable

         Additional funds for lending are provided by selling participating interests in loans or whole loans. Under most sales agreements, the Bank continues to provide loan servicing, which includes collecting payments and remitting their portion thereof to the buyer, net of servicing fees. Gains or losses on loan sales are recognized at the time of the sale, and prior to fiscal year 1991, were calculated by determining the present value of the difference between the weighted average yield of the loans sold and the yield guaranteed to the purchaser, adjusted for a normal servicing fee for the estimated remaining life of the loans sold, generally 12 years. The resulting excess servicing fees receivable have been amortized against interest income by the level-yield method over the contractual lives of such loans. The Bank periodically evaluates the amortization of the excess servicing fees receivable in relation to estimated future net servicing income of the portfolio based on management's best estimate of the remaining loan lives. Any unamortized premium or discount on loans which are prepaid is adjusted through earnings. At December 31, 1996, excess servicing fees received totalled $135,415. Subsequent to fiscal year 1990, the Bank has sold loans on a cash gain or loss basis, a method which does not necessitate the creation of an excess servicing balance upon sale.


Allowance for Loan Losses

         The allowance for loan losses is based on management's estimate of the allowance required to reflect the risks in the loan portfolio, based on circumstances and conditions known or anticipated at each reporting date. A provision for loan losses is charged to operations based on management's periodic evaluation of these risks. Provisions not specifically identified are based on the Bank's experience and other factors. It is the opinion of management that the allowance for loan losses is adequate at December 31, 1996 based on conditions reasonably known to management.

Income Taxes

         Deferred income taxes are provided on all significant income and expense items recognized in different periods for financial reporting purposes and income tax purposes.

Earnings Per Share

         Earnings per share are calculated based on the weighted average shares of common stock and common stock equivalents outstanding during the period. The following table discloses the weighted average number of shares of common stock and common stock equivalents outstanding for the related periods:

                  December 31
                                              1996             1995
                                              ----             ----
                  Three Months Ended       1,524,581          1,516,868

Federal Home Loan Bank Stock

         The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank ("FHLB") in an amount equal to the greater of 1% of its outstanding permanent residential mortgage loans or 1/20 of its outstanding advances. No ready market exists for the Federal Home Loan Bank stock, and it has no quoted value. For disclosure purposes such stock is assumed to have a market value equal to cost.

Cash Flows

         For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks, short-term investments, federal funds sold, and securities purchased under agreements to resell with maturities of three months or less.

Payment of Dividends

         On November 14, 1996, the Board of Directors has approved a quarterly cash dividend of $.19 per share of common stock payable January 2, 1997.

         Regulations restrict the Bank from paying dividends on its capital stock if its net worth would thereby be reduced below the amount required for the liquidation account or the capital requirements prescribed for insured institutions.

Reclassifications

         Certain prior year amounts have been reclassified to conform to the current year presentation. All adjustments made to prior year amounts are of a normal recurring nature.



Subsequent Events



          None.

         FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA AND SUBSIDIARY
                      Management's Discussion and Analysis
          For the Three Month Periods Ended December 31, 1996 and 1995


Liquidity and Capital Resources. Brunswick's liquidity ratio (the ratio of cash and eligible securities to withdrawable savings accounts and short-term borrowings) at December 31, 1996 and 1995 was 9.35% and 17.72% respectively. Average daily liquidity for the months of December 1996 and 1995 was 11.55% and 18.40%, respectively.

         At December 31, 1996, the Bank had short-term borrowings of $4,000,000 representing securities sold under an agreement to repurchase. Additionally, at December 31, 1996, the Bank had approximately $2.2 million in outstanding commitments to fund loans. Of that amount, approximately $1.5 million were commitments to fund loans on single-family residential homes, approximately $.5 million were commitments to fund all other real estate loans, and approximately $.2 million were to fund various consumer and nonmortgage commercial loans. The cash needed to fund those loans will be derived from principal payments on outstanding loans and through the fulfillment of commitments to sell loans in the secondary markets.

         The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 requires savings associations to satisfy three separate capital standards. The Bank must maintain core capital at least equal to 3.0% of adjusted total assets and risk-based capital at least equal to 8.0% of risk-weighted assets. Additionally, the Bank must maintain tangible capital at least equal to 1.5% of total adjusted assets. At December 31, 1996, the Bank's position with respect to these requirements was as follows:


       (Dollars in Thousands)

                                                       Excess
          Capital        Actual    Actual    Amount    Capital
          Standards      Amount    Percent   Required  Amount

          Tangible       $26,870    10.53%    $3,829  $23,041
          Core            26,870    10.53      7,659   19,211
          Risk-based      27,475    14.92*    14,728   12,747
  *Represents  Risk-Based  Capital as a percentage of Risk-Weighted Assets



Impact of Inflation and Changing Prices. The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to  inflation.

The principal element of the Bank's earnings is interest income which may be significantly affected by the level of inflation and by government monetary and fiscal policies adopted in response to inflationary and deflationary pressures. Any future measures designed to restrict the growth in the monetary supply could cause an increase in short-term interest rates. These rates have a greater effect on the Bank than the general level of inflation and changing prices and give added importance to the need to manage the interest rate gap.

Asset/Liability Management. The Bank seeks to minimize interest rate risk by attempting to maintain its repricing gap as close to zero as possible by matching assets and liabilities of similar repricing intervals, while achieving an acceptable interest rate spread. The Bank continues to offer a variety of loan products that provide a certain degree of interest rate flexibility, including mortgage loans with adjustable-rate and balloon payment features, and adjustable-rate short-term consumer and commercial loans. At December 31, 1996, the Bank had a one-year gap-to-assets ratio of approximately a positive 15.74% compared to a positive 11.38% at December 31, 1995.

         In the Bank's historical measurement of its one year gap, Now and passbook accounts are treated as non-interest rate sensitive liabilities, and during the volatile environment over the past year, the rates paid on these accounts have not varied significantly. However, should interest rates remain at or increase from current levels, the rates paid on these accounts may rise as well. Results of Operations. Net income was $983,553 ($.65 per share) for the three months ended December 31, 1996 compared to $709,042 ($.47 per share) for the three months ended December 31, 1995.

         Total interest income for the three months ended December 31, 1996 and 1995 was $5,122,802 and $5,061,254, respectively. Of the approximately $62,000 increase in interest income from 1995 to 1996, approximately $123,000 was due to an increase in rate, approximately a negative $60,000 was due to a decrease in volume and approximately a negative $1,000 was due to a decrease in rate/volume. The yield on interest earning assets increased from 8.23% during the quarter ended December 31, 1995, to 8.43% for the three months ended December 31, 1996, due primarily to growth in the Bank's higher yielding average loan portfolio from $193.7 million one year ago to $217.1 million in the current period. This growth was broad-based and included increases in residential construction and permanent mortgage loans as well as increases in non-real estate commercial and consumer loans. This loan portfolio growth was funded by maturities and sales of securities and by reductions in federal funds sold and other short-term interest bearing deposits. The average volume of earning assets declined to $243.1 million in the current period from $246.0 million one year ago reflective of the decline in average certificate of deposit balances to $136.7 million the current period from $143.2 million one year ago.

         Total interest expense for the three months ended December 31, 1996 and 1995 was $2,457,593 and $2,735,894 respectively. Of the approximately $278,000 decrease in interest expense from 1995 to 1996, approximately a negative $225,000 was due to a decrease in rate, approximately a negative $58,000 was due to a decrease in volume, and approximately $5,000 was due to an increase in rate/volume. The cost of interest bearing liabilities decreased from 4.86% during the quarter ended December 31, 1995 to 4.46% at December 31, 1996, reflective of higher weighted rates paid on certificates of deposit in the prior period. Average certificates of deposit balances were $136.7 million in the current period compared to $143.2 million during the quarter one year ago.

         Net interest income for the three months ended December 31, 1996 and 1995 was $2,665,209 and $2,265,360 respectively. The increase in net interest income is reflective of the increase in the Bank's interest rate spread which averaged 3.97% during the current period compared to 3.37% in the year ago period. This increase in spread is consistent with the effects of the above cited significant increase in the Bank's higher yielding loan portfolio as well as maturing certificates of deposit having repriced to lower levels.

         For the three months ended December 31, 1996 and 1995, the provision for loan losses was $60,000 and $60,000, respectively. The general allowance for loan losses was $824,697 at December 31, 1996 as compared to $800,786 at September 30, 1996, and $896,536 at December 31, 1995. Management believes the allowance was adequate at December 31, 1996.

         Noninterest income increased to $645,095 for the three months ended December 31, 1996, from $611,848 for the three months ended December 31, 1995. Service charges and other fees increased from $530,675 one year ago to $578,863 in the current period resulting primarily from increases in various fees and charges related to Now accounts, and an increase in fees received on automated teller machine transactions.

         Net gain on the sale of loans increased from $49,818 for the three months ended December 31, 1995 to $55,204 for the three months ended December 31, 1996. The gains recorded in both the current and prior period resulted from the sale of residential fixed rate mortgage loans which are sold in the secondary market in order to reduce interest rate risk. The decline in long-term interest rates experienced during the first two months of the current quarter allowed for an increase in these gains despite a reduction in volume of loans sold from $3.2 million one year ago to $2.3 million in the current period. The volume of fixed rate originations may vary significantly from period to period depending upon the levels of long-term interest rates, i.e., 30 year fixed rate mortgage rates and other market factors.

         Net loss on sale of securities increased from $5,396 one year ago to $30,245 in the current period. The loss reflected in the current period resulted from the sale of mortgage-backed securities in order to provide funding for increased loan demand, while the prior period loss related to the sale of a low coupon bond in order to improve investment portfolio performance.

         Noninterest expense decreased to $1,716,751 for the three months ended December 31, 1996, from $1,766,666 for the three months ended December 31, 1995. Salaries and related benefits increased to $975,616 for the three months ended December 31, 1996 from $935,350 for the three months ended December 31, 1995, resulting primarily from general year-to-year increases in wages and related payroll taxes mitigated in part, however, by an increase in compensation deferred to future periods as a consequence of an increase in certain loan originations. Net occupancy and equipment expense decreased from $240,459 for the three months ended December 31, 1995 to $212,438 for the three months ended December 31, 1996, resulting primarily from lower depreciation and maintenance costs related to furniture, fixtures and equipment. Data processing and outside service fees decreased from $123,087 from one year ago to $99,690 in the current period as a result of contract renegotiation with the Bank's outside data processor. Telephone and postage expense increased to $75,137 in the current period from $63,026 in the year ago period due to the varied timing of postage purchases. Advertising expense increased from $25,836 one year ago to $34,635 in the current period. Continued media and community exposure has been necessary to maintain deposit flows and lending activity as local competition continues to increase. Federal insurance premiums decreased from $123,368 one year ago to $58,554 in the current period commensurate with decreased deposit premium levels in the current period. Expense from real estate owned, net, decreased to $7,224 from a loss of $10,529 in the year ago period. Expense from real estate owned encompasses the normal costs of ownership such as property taxes, maintenance and repairs, utilities, and insurance. Additionally, the above cited amounts include the results from both gains and losses recognized upon disposal and write-downs subsequent to foreclosure and are thus dependent upon various economic and market conditions.

         Other expense increased to $267,905 in the current period from $245,011 one year ago. This is primarily attributable to increased litigation costs in the current period related to the Bank's lawsuit filed September 27, 1991 against C&S/Sovran (now NationsBank). During the course of the Bank's litigation against C&S/Sovran (NationsBank), legal costs have been and continue to be, incurred on an event driven basis and therefore, impact certain accounting periods to a greater degree than others. The ratio of total noninterest expense to total income was 29.8% for the three months ended December 31, 1996, compared to 31.1% for the three months ended December 31, 1995. This decrease is primarily attributable to the increase in interest income and reduced data processing and Federal Insurance premium expenses in the current period.

Nonperforming Assets. At December 31, 1996, nonperforming assets totalled $1,891,494, compared to $1,995,803 at September 30, 1996. Nonperforming assets consist of nonaccrual loans, restructured loans and real estate owned. Potential problem loans totalled $3,475,743 at December 31, 1996 compared to $2,904,673 at September 30, 1996. Potential problem loans include certain commercial real estate loans totalling, in aggregate, $3.0 million and $2.7 million at December 31, and September 30, 1996, respectively. These loans are delinquent 60 days, however, the Bank is well collateralized.

         The  following   table  sets  forth  the  amounts  and   categories  of
Brunswick's nonperforming assets and potential problem loans at the indicated dates:

                                                  Dec. 31, 1996    Sept 30, 1996
                                                  -------------    -------------
Nonaccrual loans(1)                                 $   455,241      $   261,193
Restructured loans (2)                                  779,706          779,706
Real estate owned (3)                                   656,547          954,904
                                                   ------------     ------------
Total nonperforming assets                            1,891,494        1,995,803

Potential problem loans(4)                            3,475,743        2,904,673
                                                    -----------      -----------
Total nonperforming assets and potential
    problem loans                                    $5,367,237       $4,900,476
                                                     ==========       ==========

Nonperforming assets as a percentage of assets             .74%             .80%
Nonperforming assets and potential problem
   loans as a percentage of assets                        2.11%            1.97%

1) Generally refers to (i) certain loans (based primarily on the age of the loans) that are contractually delinquent for 60 to 90 days, or (ii) certain mortgage loans on which taxes on the security property are delinquent for two or more years.
2) Refers to certain loans wherein concessions have been granted to the borrower(s) for economic reasons related to the borrowers financial difficulties, as defined by FASB Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring."
3) Refers to real estate acquired by the Bank through foreclosure or voluntary deed, and includes loans made financing the sale of foreclosed properties to new borrowers wherein the terms of the transaction did not meet the requirements for sale under generally accepted accounting principles.
4) Potential problem loans are those loans that management has identified as having certain characteristics that could impair the ability of the borrower to comply with the present loan repayment terms and that may result in such loans being placed on non-accrual status or becoming troubled debt restructuring, or real estate owned in the future. These loans are generally 60 days past due and are monitored by management to facilitate further attention if necessary.

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                                 AND SUBSIDIARY
                                     PART II

         ITEM 1.  Legal Proceedings
                           None.

                           (From time to time, the Bank is a party to legal proceedings in the ordinary course of business wherein it enforces its security interest in loans made by it.)

         ITEM 2.   Changes in Securities
                  Not applicable.
         ITEM 3.  Defaults upon Senior Securities
                  Not applicable.
         ITEM     4.  Submission  of  Matters to a Vote of  Security  Holders

                  On January 22,  1997,  the annual  Stockholders  Meeting of

                  First Federal  Savings Bank of  Brunswick,  Georgia was

                  assembled at the  Bank's  Main  office  located at 777

                  Gloucester  Street, Brunswick, Georgia.
                  In addition to various procedural matters acted upon, the following individuals were re-elected to serve as directors:
`                             William O. Faulkner - 3 year term
                              John J. Rogers - 3 year term
                              Jack Torbett - 3 year term
                              L. Gerald Wright - 3 year term

                              Directors whose terms continued after the meeting were:
                              James F. Barger
                              J. D. Benefield, Jr.
                              James H. Gash
                              Mack F. Mattingly
                              T. Gillis Morgan, III
                              D. Paul Owens
                              Ben T. Slade, III

                  ITEM 5.   Other Information
                              None.

                  ITEM 6.  Exhibits and Reports on Form 8-K

                              None.

                FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA
                                 AND SUBSIDIARY




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            FIRST FEDERAL SAVINGS BANK
                                               OF BRUNSWICK, GEORGIA

                                          By: /s/ Ben T. Slade, III
                                             -----------------------------
                                           Ben T. Slade, III, President

                                             Date:   February 13, 1997



                                          By: /s/ Robert B. Sams
                                             -----------------------------
                                            Robert B. Sams, Controller

                                            Date:    February 13, 1997